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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                X   Director             10% Owner
O'Flaherty        Thomas            G.           Voice Mobility International, Inc. (VMII)     ----                 ----
---------------------------------------------------------------------------------------------   X   Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year          President     below)       below
                                                Person (Voluntary)                            -----------------  ------------------
         1401-7214 Cambie Street                                           February 2001
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Year)       ___Form filed by More than One
Vancouver      British Columbia     V7P3H3                                                       Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security     2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-     7. Nature
   (Instr. 3)               action      action        or Disposed of (D)            Securities       ship          of In-
                            Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:         direct
                                        (Instr. 8)                                  Owned at         Direct        Bene-
                           (Month/                                                  End of           (D) or        ficial
                            Day/     -------------------------------------------    Month            Indirect      Owner-
                            Year)                               (A) or                               (I)           ship
                                      Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4  ) (Instr. 4)
                                                                                    and 4)
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Voice Mobility                                                                                                     271102 B.C. Ltd.
 International, Inc.                                                                                               Controlling
 Common Stock                                                                        550                 I         Shareholder
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Employee Stock Options (Right          $2.00        01/01/00  A              125,000                 02/14/01  12/31/05
to buy)                                                                                              (1)
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Employee Stock Options (Right          $2.50        01/01/01  A              125,000                 (2)       12/31/06
to buy)
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Common Stock         125,000           -0-                       D
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Common Stock         125,000           -0-        750,000        D
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Explanation of Responses:

(1)  Options were granted in January 2000 pursuant to a Management By Objectives plan ("MBO") entered into by Mr. O'Flaherty and
     Voice Mobility International, Inc. (the "Company"). Based on the terms and conditions of the MBO, the options were subjective and were to be issued upon recommendation of the Company's Compensation Committee. On February 14, 2001, 125,000
     options were released and became available for exercise following the approval by the Compensation Committee.

(2) Options were granted in January 2001, pursuant to a MBO entered into by Mr. O'Flaherty and the Company. At the discretion of the Compensation Committee, all or a portion of the options may be released for exercise subsequent to December 31, 2001.


                                                                                     /s/ Thomas O'Flaherty             March 9 2001
                                                                                  -----------------------------------  ------------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)
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